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                             October 19, 2023

       Peter W. Rodino III
       General Counsel
       AIM ImmunoTech Inc.
       2117 SW Highway 484
       Ocala, FL 34473

                                                        Re: AIM ImmunoTech Inc.
                                                            PREC14A filed
October 10, 2023
                                                            File No. 001-27072

       Dear Peter W. Rodino III:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

                                                        Capitalized terms used
but not defined have the meaning given them in the filing.

       PREC14A filed October 10, 2023

       Questions and Answers about the Annual Meeting and Voting, page 3

   1. References to "against" votes with respect to Proposal 1 appear to be incorrect. Please remove such references,
or advise.
   2. We note that the disclosure on page 9 indicates that "[a]bstentions" will have no effect on the outcome of Proposal
1. We also note that the proxy card includes disclosure indicating that "IF NO CONTRARY
INSTRUCTION IS GIVEN...," then the shares will be voted
                                                        for all of the nominees
listed in Proposal 1. Please disclose clearly how the proxy holders will treat a proxy card
that includes a vote or votes on Proposals 2 through 4, but makes no mark with respect to
Proposal 1. The absence of a mark in such circumstances would appear to represent an
abstention and should therefore not be treated as a vote "FOR
                                                        ALL." Please confirm,
or advise.
 Peter W. Rodino III
FirstName LastNamePeter  W. Rodino III
AIM ImmunoTech     Inc.
Comapany
October 19,NameAIM
            2023      ImmunoTech Inc.
October
Page  2 19, 2023 Page 2
FirstName LastName
3. We note the following disclosure on page 9: "If you sign and return a WHITE proxy card or otherwise vote as directed herein, but do not mark how your shares are to be voted, the individuals named as proxies therein will vote your shares in accordance with the recommendation of the Board on the four proposals..." (emphasis added). We do not understand the meaning of the highlighted phrase. Please revise, or advise.
4. Please correct the reference to "November 31, 2023" on page 6 and the reference to "Rule
         14a-4I" on page 9.
Background of the Solicitation, page 14

5. We note the following statement on page 14: "His behavior following his termination was said to be highly inappropriate and unbecoming of a fiduciary of a public company, including issuing an unauthorized filing on behalf of the Company." Please clarify by disclosing who said this.
6. Please provide brief disclosure regarding the Company's November 9, 2022 press release.
7. We note the statement at the bottom of page 18 that "[t]he motion remains pending." We understand that such motion was denied on September 27, 2023. Please revise, or advise.
General

8. We refer to paragraph (a) under the section of the Rejection Letter titled, "Failure to
         Disclose Information Required by the Proxy Rules," and note the following statement:
         "This defect is especially consequential not only because it fails to satisfy the clear requirement of the Advance Notice Bylaw, but also because, if the Company were to determine it is required to use a universal proxy card for the 2023 Annual Meeting, the
         Company does not have the consent of Messrs. Chioini, Deutsch and Kellner to name them on its universal proxy card because of the deficient nominee consents included in the
         Notice do not give the Company consent to name them in the Company   s
proxy
         statement." We do not understand how the Company reached this conclusion, which is inconsistent with the manner in which Rule 14a-4(d)(1)(i) operates following its recent revision. Please advise. Please also confirm, if true, that the Company will not, on the basis of such interpretation and in the event that the Delaware litigation results in a finding that the Purported Nomination Notice is valid, seek to avoid placing the Dissident's
         Group's nominees on the Company's universal proxy card.
9. Please ensure that, pursuant to Item 7(b) of Schedule 14A, the filing includes disclosure fully responsive to Item 407 of Regulation S-K. For example, please disclose who recommended Ms. Bryan to the Board (see Item 407(c)(2)(vii) of Regulation S-K and
         Question 133.03 under the staff's Regulation S-K Compliance and Disclosure
         Interpretations), and please disclose any information regarding the engagement of compensation consultants (see Item 407(e)(3) of Regulation S-K).

         We remind you that the filing persons are responsible for the accuracy and adequacy of
 Peter W. Rodino III
AIM ImmunoTech Inc.
October 19, 2023
Page 3

their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to David Plattner at 202-551-8094.



                                                            Sincerely,
FirstName LastNamePeter W. Rodino III
                                                            Division of
Corporation Finance
Comapany NameAIM ImmunoTech Inc.
                                                            Office of Mergers
and Acquisitions
October 19, 2023 Page 3
cc:       Shaun J. Mathew, P.C.
FirstName LastName